UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE CONCERNING NTT DOCOMO’S DECISION TO EXERCISE OPTION FOR SALE OF ITS STAKE IN TATA TELESERVICES LIMITED

On April 25, 2014, the registrant filed with the Tokyo Stock Exchange a notice regarding its subsidiary NTT DOCOMO’s decision to exercise the option for sale of its stake in Tata Teleservices Limited.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
Name:	Kazuhiko Nakayama
Title:	General Manager
Investor Relations Office

Date: April 25, 2014

April 25, 2014

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE CONCERNING NTT DOCOMO’S DECISION TO EXERCISE OPTION FOR SALE OF ITS STAKE

IN TATA TELESERVICES LIMITED

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced that, at a meeting of its board of directors held today, NTT DOCOMO resolved to exercise its option for the sale of all of its shareholdings (1,248,974,378 shares, equivalent to approximately 26.5% of all outstanding shares) in Indian telecommunications carrier Tata Teleservices Limited (“TTSL”), an equity method affiliate of NTT DOCOMO, in the event that TTSL has failed to achieve predetermined performance targets for the fiscal year ended March 31, 2014. For more details, please see the attached press release by NTT DOCOMO.

For further inquiries, please contact:

Yusuke Aida or Yuta Kosuge
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

April 25, 2014

Notice Concerning Decision to Exercise Option for Sale of Stake in Tata Teleservices in India

NTT DOCOMO announced that its board of directors resolved today to exercise option for the sale of the company’s entire stake (1,248,974,378 shares, or about 26.5% of outstanding shares) in Tata Teleservices Limited (TTSL), a DOCOMO-affiliated company accounted for by the equity method, as soon as the conditions for such exercise are met, as per the attached document.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111

NTT DOCOMO, INC. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

NTT DOCOMO Decides to Exercise Option for Sale of Stake

in Tata Teleservices in India

TOKYO, JAPAN, April 25, 2014 — NTT DOCOMO, INC., a personalized mobile solutions provider for smarter living, announced that its board of directors resolved today to exercise option for the sale of the company’s entire stake (1,248,974,378 shares, or about 26.5% of outstanding shares) in Tata Teleservices Limited (TTSL), a DOCOMO-affiliated company accounted for by the equity method, as soon as the conditions for such exercise are met.

DOCOMO, TTSL and Tata Sons Limited (Tata Sons), Tata Group’s holding company, concluded a shareholder agreement when DOCOMO entered into a business alliance with TTSL in March 2009. Under the agreement, DOCOMO holds the right to require that its TTSL shares be acquired for 50% of the acquisition price, which amounts to 72.5 billion Indian rupees (or 125.4 billion yen*) or a fair market price, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets (the above-mentioned option).

In the event that TTSL fails to achieve these performance targets by the end of the fiscal year ended March 31, 2014, DOCOMO plans to exercise the above-mentioned right in or before June 2014. DOCOMO expects to sell its TTSL shares in accordance with the agreement. It is uncertain how the option will be performed, however, and DOCOMO is not able to predict how events will unfold. The effect on DOCOMO’s corporate earnings for the fiscal year ending March 31, 2015 cannot be forecast at this time due to these uncertainties.

*	1 rupee = 1.73 yen as of March 31, 2014

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For further information, please contact:

Eijun Tanaka or Takuya Ori

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.co.jp/english

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 63 million mobile customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437) and New York (DCM) stock exchanges. Please visit https://www.nttdocomo.co.jp/english/ for more information.

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Attachment

1.	About TTSL, and Tata Sons

(1) TTSL

Company name	Tata Teleservices Limited
Location	Mumbai, India
Representatives	Cyrus Mistry (chairman) Srinath Narasimhan (managing director)
Business	Telecommunications operator in India
Capital alliance	Investment timing and amounts: — 252.3 billion yen in March 2009, including acquisition cost — 14.4 billion yen in May 2011 (additional investment) Ownership ratio: — 26.5% as of March 31, 2014

(2) Tata Sons

Company name	Tata Sons Limited
Location	Mumbai, India
Representatives	Cyrus Mistry (chairman)
Business	Established in 1868 as an import/export company and now one of India’s biggest conglomerates, with shareholdings in TTSL and Tata Teleservices (Maharashtra) Limited in the IT/telecom sector.

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